SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2006

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated 23 March 2006 relating to the reorganization of the Company’s interests in India.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purpose only and does not constitute an offer of, nor is it calculated to invite offers for, shares or other securities of Hutchison Telecommunications International Limited.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CONNECTED TRANSACTIONS

Independent financial adviser to

the Independent Board Committee and the Independent Shareholders

SOMERLEY LIMITED

A letter from the board of directors of Hutchison Telecommunications International Limited on the Transactions is set out on pages 8 to 16 of this circular. A letter from the Independent Board Committee containing its opinion to the Independent Shareholders is set out on page 17 of this circular. A letter from Somerley Limited, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 18 to 28 of this circular.

23 March 2006

– i –

DEFINITIONS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

“AGCo”

Goldspot Mercantile Company Private Limited, an investment holding company incorporated in India that is wholly owned by Mr. Asim Ghosh, a resident Indian citizen and the managing director of Hutchison Essar, and which holds all of the issued share capital of Investco 1 Holdco

“Announcement”	the announcement of HTIL dated 1 March 2006 relating to, among other things, the Transactions

“ASCo”

Scorpios Beverages Private Limited, an investment holding company incorporated in India that is wholly owned by Mr. Analjit Singh, a resident Indian citizen and former director of Hutchison Essar, and which holds all of the issued share capital of Investco 2 Holdco

“associate”	shall have the meaning ascribed to that expression in the Listing Rules

“ATIM”	Asian Telecommunication Investments (Mauritius) Limited, an investment holding company incorporated in Mauritius, and an indirect wholly owned subsidiary of the Company

“Board”	the board of Directors

“CGP”	CGP India Investments Limited, a company incorporated in Mauritius, and an indirect wholly owned subsidiary of the Company

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“Directors”	directors of the Company

“the Company” or “HTIL”

Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and whose American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“FDI Rules”	rules governing foreign direct investment in mobile telecommunications operators in India

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong GAAP”	the generally accepted accounting principles in Hong Kong

“HTIL Group”	HTIL and its subsidiaries

DEFINITIONS

“Hutchison Essar”

Hutchison Essar Limited, a company incorporated in India and a non wholly owned subsidiary of the Company that is an Indian mobile telecommunications operator of the HTIL Group and the holding company of the six other Indian mobile telecommunications operators of the HTIL Group

“Independent Board Committee”

an independent committee of the Board, comprising all the independent non-executive Directors, namely, Messrs. Kwan Kai Cheong, John W. Stanton and Kevin Westley, established to give an opinion in relation to the terms of the Transactions to the Independent Shareholders

“Independent Shareholders”	shareholders of HTIL who did not have any material interests in the Transactions on 1 March 2006 other than by virtue of their respective shareholdings in HTIL

“Investco 1”	Centrino Trading Company Private Limited, an investment holding company incorporated in India that is wholly owned by Investco 1 Holdco

“Investco 1 Holdco”	Plustech Mercantile Company Private Limited, an investment holding company incorporated in India that is wholly owned by AGCo, and which holds all of the issued share capital of Investco 1

“Investco 1 Holdco Call Option”	a call option pursuant to which the HTIL Group may purchase all of the shares of Investco 1 Holdco held by AGCo

“Investco 1 Holdco Put Option”	a put option pursuant to which AGCo may require the HTIL Group to purchase all of the shares of Investco 1 Holdco held by AGCo

“Investco 1 Lender”	the lender in respect of the Investco 1 Term Loan Facility, being a financial institution independent of HTIL

“Investco 1 SBLC”	the US$124.5 million (or approximately HK$966 million) standby letter of credit issued by the Investco 1 SBLC Issuer on 24 February 2006 to the Investco 1 Lender under the Investco 1 SBLC Facility

“Investco 1 SBLC Facility”

the US$124.5 million (or approximately HK$966 million) SBLC facility provided by the Investco 1 SBLC Issuer to HTIL pursuant to the US$124.5 million (or approximately HK$966 million) SBLC facility agreement dated 24 February 2006 between the Investco 1 SBLC Issuer and HTIL

“Investco 1 SBLC Issuer”	the issuer of the Investco 1 SBLC, being a financial institution independent of HTIL

DEFINITIONS

“Investco 1 Subscription”	the subscription by Investco 1 of 1,275,426 TII Shares representing 23.97% of the enlarged issued ordinary share capital of TII

“Investco 1 Subscription Option”	a right to subscribe at par value for new shares of Investco 1 representing up to 97.5% of the enlarged issued share capital of Investco 1, subject to certain adjustments

“Investco 1 Subscription Shares”	the shares of Investco 1 issuable under the Investco 1 Subscription Option

“Investco 1 Term Loan”	the INR4,898,579,655 (or approximately US$110,360,000 or HK$856,395,000) term loan made to Investco 1 by Investco 1 Lender

“Investco 1 Term Loan Facility”	the INR4,898,579,655 (or approximately US$110,360,000 or HK$856,395,000) term loan facility made available to Investco 1 by Investco 1 Lender

“Investco 1 TII Call Option”	a call option pursuant to which the HTIL Group may purchase all of the TII Shares held by Investco 1

“Investco 1 TII Put Option”	a put option pursuant to which Investco 1 may require the HTIL Group to purchase all of the TII Shares held by Investco 1

“Investco 2”	ND Callus Info Services Private Limited, an investment holding company incorporated in India that is wholly owned by Investco 2 Holdco

“Investco 2 Acquisition”	the acquisition by Investco 2 of 2,063,250 TII Shares from the Kotak Group

“Investco 2 Holdco”	MV Healthcare Services Private Limited, an investment holding company incorporated in India that is wholly owned by ASCo, and which holds all of the issued share capital of Investco 2

“Investco 2 Holdco Call Option”	a call option pursuant to which the HTIL Group may purchase all of the shares of Investco 2 Holdco held by ASCo

“Investco 2 Holdco Put Option”	a put option pursuant to which ASCo may require the HTIL Group to purchase all of the shares of Investco 2 Holdco held by ASCo

“Investco 2 Lender”	the lender in respect of the Investco 2 Term Loan Facility, being a financial institution independent of HTIL

“Investco 2 SBLC”	the US$200 million (or approximately HK$1,552 million) standby letter of credit issued by the Investco 2 SBLC Issuer on 24 February 2006 to the Investco 2 Lender under the Investco 2 SBLC Facility

DEFINITIONS

“Investco 2 SBLC Facility”

the US$200 million (or approximately HK$1,552 million) SBLC facility provided by the Investco 2 SBLC Issuer to HTIL pursuant to the US$200 million SBLC facility agreement dated 24 February 2006 between the Investco 2 SBLC Issuer and HTIL

“Investco 2 SBLC Issuer”	the issuer of the Investco 2 SBLC, being a financial institution independent of HTIL

“Investco 2 Subscription Option”	a right to subscribe at par value for new shares of Investco 2 representing up to 97% of the enlarged issued share capital of Investco 2, subject to certain adjustments

“Investco 2 Subscription Shares”	the shares of Investco 2 issuable under the Investco 2 Subscription Option

“Investco 2 Term Loan”	the INR7,924,411,516 (or approximately US$178,529,000 or HK$1,385,387,000) term loan made to Investco 2 by Investco 2 Lender

“Investco 2 Term Loan Facility”	the INR7,924,411,516 (or approximately US$178,529,000 or HK$1,385,387,000) term loan facility made available to Investco 2 by Investco 2 Lender

“Investco 2 TII Call Option”	a call option pursuant to which the HTIL Group may purchase all of the TII Shares held by Investco 2

“Investco 2 TII Put Option”	a put option pursuant to which Investco 2 may require the HTIL Group to purchase all of the TII Shares held by Investco 2

“JKF”	Jaykay Finholding (India) Private Limited, a company incorporated in India and a JV Company

“JKF Acquisition”	the acquisition by TII of an aggregate of 1,344,000 JKF Ordinary Shares representing as to 36% and 28% of JKF’s issued ordinary share capital from the KMCC Group and Komaf respectively

“JKF Ordinary Share(s)”	ordinary share(s) of par value INR10 each in the share capital of JKF

“JKF Preference Shares”

preference shares of par value INR1,000,000 each in the share capital of JKF that are non-voting (except in limited defined circumstances), redeemable 20 years after allotment, non-convertible with a redemption premium of 13% per annum compounded and subject to a fixed dividend of INR10 per annum per share

“JKF Preference Share Subscription”	the subscription of 7,500 JKF Preference Shares by CGP and more particularly described in the section headed “JKF Preference Share Subscription” on page 13 of this circular

DEFINITIONS

“JV Companies”

TII, JKF, UMTI and Telematics, each being an investment holding company which, directly or indirectly, holds equity interests in Hutchison Essar and that prior to the JV Companies Transactions were joint ventures between the Kotak Group and the HTIL Group and were accounted for as subsidiaries of HTIL prior to the Reorganisation, and a JV Company means any of them

“JV Companies Transactions”	collectively, the JKF Acquisition, the UMTI Acquisition and the Telematics Acquisition

“KMCC”	Kotak Mahindra Capital Company Limited, a company incorporated in India

“KMCC Group”	KMCC and its subsidiaries and associates

“Komaf”	Komaf Enterprises Limited, a company incorporated in India

“Kotak Group”	the KMCC Group and Komaf

“Latest Practicable Date”	20 March 2006, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange of Hong Kong

“Minimum Indian Content”	the requirement under the new FDI Rules for Indian telecommunications operators to have at least 26% of their issued shares held directly or indirectly by resident Indian citizens

“percentage ratios”	shall have the meaning ascribed to that expression in the Listing Rules

“Reorganisation”	the reorganisation of the interests in and of the JV Companies as a result of the Investco 2 Acquisition, the Investco 1 Subscription and the JV Companies Transactions

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) in the capital of HTIL with a par value of HK$0.25 each

“Shareholders”	registered holders of Shares

DEFINITIONS

“Somerley”

Somerley Limited, a licensed corporation under SFO to conduct types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Transactions

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	shall have the meaning ascribed to it in the Listing Rules

“Telematics”	Usha Martin Telematics Limited, a company incorporated in India and a JV Company

“Telematics Acquisition”	the acquisition by UMTI from the HTIL Group of 7,945,895 shares of par value INR10 each of Telematics representing 49% of the issued share capital of Telematics

“TII”	Telecom Investments India Private Ltd, a company incorporated in India and a JV Company

“TII Preference Shares”

preference shares of par value INR1,000,000 each in the share capital of TII that are non-voting (except in limited defined circumstances), redeemable 20 years after allotment, non-convertible with a redemption premium of 13% per annum compounded and subject to a fixed dividend of INR10 per annum per share

“TII Shares”	ordinary shares of par value INR10 each in the share capital of TII

“TII Shareholders’ Agreement”	a shareholders’ agreement entered into among CGP, Investco 1, Investco 2 and TII in respect of TII at completion of the Reorganisation

“TII Subscription Option”	a right to subscribe for new TII Shares representing up to 25% of the enlarged issued ordinary share capital of TII

“Transactions”

collectively, the JKF Acquisition, Investco 1 Subscription; the provision of financial assistance by HTIL to Investco 1 by requesting the issue of the Investco 1 SBLC; the provision of financial assistance by HTIL to Investco 2 by requesting the issue of the Investco 2 SBLC; the grant and exercise of the Investco 1 Holdco Call Option, the Investco 1 Holdco Put Option, the Investco 1 Subscription Option, the Investco 1 TII Call Option, the Investco 1 TII Put Option, the Investco 2 Holdco Call Option, the Investco 2 Holdco Put Option, the Investco 2 Subscription Option, the TII Subscription Option, the Investco 2 TII Call Option and the Investco 2 TII Put Option

“UMTI”	UMT Investments Limited, a company incorporated in India and a JV Company

DEFINITIONS

“UMTI Acquisition”	the acquisition by JKF from the HTIL Group of 4,074,015 shares of INR10 each of UMTI representing 49% of the issued share capital of UMTI

“US GAAP”	the generally accepted accounting principles in the United States of America

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“INR”	Indian Rupees, the lawful currency of India

“US$”	United States dollars, the lawful currency of the United States of America

Note:	For the purpose of this circular and for reference only, exchange rates of HK$1.00 to INR5.72 and HK$7.76 to US$1.00 are adopted.

LETTER FROM THE BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:	Registered office:
Mr. Dennis Pok Man LUI	Century Yard
Mr. Tim PENNINGTON	Cricket Square
Mr. CHAN Ting Yu	Hutchins Drive
(Alternate to Mr. Dennis Pok Man Lui)	P.O. Box 2681 GT
Mr. WOO Chiu Man, Cliff	George Town
(Alternate to Mr. Tim Pennington)	Grand Cayman
British West Indies
Non-executive Directors:
Mr. FOK Kin-ning, Canning	Head office and principal place
Mrs. CHOW WOO Mo Fong, Susan	of business:
(Alternate to Mr. Fok Kin-ning, Canning)	22nd Floor
Mr. Frank John SIXT	Hutchison House
Ms. NARDI, Kar Wai Agnes	10 Harcourt Road
(Alternate to Mr. Frank John Sixt)	Hong Kong
Mr. Naguib SAWIRIS
Mr. Aldo MAREUSE
Mr. Martin MICHLMAYR
(Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)

Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

23 March 2006

To the Shareholders

CONNECTED TRANSACTIONS

INTRODUCTION

Following the Indian Government’s announcement on new FDI Rules, the HTIL Group and the Kotak Group undertook a review of the holding structure for their respective interests in Hutchison Essar in advance and anticipation of the listing of Hutchison Essar’s shares as contemplated by its shareholders as well as current and future compliance with the new FDI Rules.

On 1 March 2006, the Company stated in the Announcement that the above objectives were to be achieved by (i) the disposal by the Kotak Group of its interests, and the acquisition by Investco 1 and Investco 2 of an interest, in the JV Companies; and (ii) simplification of the ownership structure of the JV Companies through the acquisition by the JV Companies of all outstanding shares in JKF, UMTI and Telematics from the Kotak Group and the HTIL Group. In

LETTER FROM THE BOARD

consideration of HTIL agreeing to provide credit support for the funding of Investco 1 and Investco 2 in the Investco 1 Subscription and the Investco 2 Acquisition, and as part of security to HTIL for providing such credit support, put and call options to acquire equity interests in or held by Investco 1, Investco 2, Investco 1 Holdco and Investco 2 Holdco were granted to and by the HTIL Group at completion of the Reorganisation.

The Reorganisation was comprised of (i) the JV Companies Transactions, (ii) the Investco 1 Subscription; and (iii) the Investco 2 Acquisition.

The Transactions constituted connected transactions for HTIL which were subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules.

The purpose of this circular is to provide you with, among other things, (i) further details of the Transactions, (ii) the financial effects of the Reorganisation, (iii) the opinion of the Independent Board Committee in respect of the Transactions, and (iv) the letter of advice from Somerley, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, including among other things, its opinion on the Transactions.

JV COMPANIES TRANSACTIONS

On 1 March 2006, the following agreements for sale and purchase of shares in the JV Companies were entered into:

Vendor	Purchaser	Percentage interest in total issued share capital of relevant JV Company	Consideration for sale of shares in the relevant JV Company
ATIM	JKF	49% of UMTI	INR3,195,610,259 (or approximately US$72 million or HK$558.7 million)

ATIM	UMTI	49% of Telematics	INR6,224,822,756 (approximately US$140 million or HK$1,088 million)

Kotak Group	TII	an aggregate of 64% of issued JKF Ordinary Shares

an aggregate of INR2,247,303,344 (or approximately US$50.6 million or HK$393 million), as to an aggregate of INR1,264,108,131 (approximately US$28.5 million or HK$221 million) to the KMCC Group and the balance of INR983,195,213 (approximately US$22.2 million or HK$172 million) to Komaf

The consideration for each of the JKF Acquisition, the UMTI Acquisition and the Telematics Acquisition was arrived at after arm’s length negotiations and is based on an adjusted net asset value of JKF, UMTI and Telematics respectively and the agreed implied value of Hutchison Essar’s ordinary shares that represent their principal assets for the purpose of the Reorganisation.

LETTER FROM THE BOARD

Following completion of the JV Companies Transactions on 1 March 2006, (i) JKF, UMTI and Telematics have become wholly owned subsidiaries of TII; and (ii) the shareholders’ agreements in relation to each of those companies respectively have also been terminated. Upon termination of these shareholders’ agreements, all put and call options granted to or by the HTIL Group by or to the Kotak Group thereunder in respect of shares of JKF, UMTI and Telematics were also terminated.

The original cost of investments of the Kotak Group in JKF is INR13,440,000 (or approximately HK$2,350,000 or US$303,000) representing par value of INR10 per JKF Share.

INVESTCO 1 SUBSCRIPTION

On 1 March 2006, Investco 1 entered into an agreement for, and subsequently completed, the subscription of new TII Shares representing 23.97% of the enlarged ordinary issued share capital of TII for a cash consideration of INR4,898,579,655 (approximately US$110.4 million or HK$856.4 million). The subscription amount was arrived at after arm’s length negotiations and is based on an adjusted net asset value of TII and the agreed implied value of Hutchison Essar’s ordinary shares that represent their principal assets for the purpose of the Reorganisation. After completion of the Investco 1 Subscription, the issued share capital of TII is comprised of 5,637 TII Preference Shares all held by CGP, a wholly owned subsidiary of HTIL, and 5,320,926 TII Shares.

The cash consideration of the Investco 1 Subscription was funded by the Investco 1 Term Loan Facility secured by pledges over Investco 1’s TII Shares acquired, shares held by AGCo in Investco 1 Holdco and shares held by Investco 1 Holdco in Investco 1, and by the Investco 1 SBLC. The Investco 1 SBLC was issued by the Investco 1 SBLC Issuer at the request of HTIL pursuant to the Investco 1 SBLC Facility. Both the Investco 1 Term Loan Facility and the Investco 1 SBLC Facility are on normal commercial terms.

In consideration of HTIL agreeing to provide to Investco 1 the credit support for the Investco 1 Term Loan and as part of security to HTIL for providing such credit support:

(1)

Investco 1 has granted to the HTIL Group the Investco 1 Subscription Option. Such option is exercisable by the HTIL Group at any time for a period of ten years from 1 March 2006 at a subscription price equal to the par value of the Investco 1 shares. In addition, Investco 1 may require the HTIL Group to exercise the Investco 1 Subscription Option if Investco 1 has received a notice of default under the Investco 1 Term Loan Facility; and

(2)

AGCo, an indirect holding company of Investco 1, has granted to the HTIL Group the Investco 1 Holdco Call Option which may be exercised at any time after the HTIL Group (i) has exercised the Investco 1 Subscription Option which would result in the HTIL Group, in aggregate, holding more than 50% of the issued share capital of Investco 1, (ii) has exercised the TII Subscription Option which would result in the HTIL Group, in aggregate, holding more than 50% of the issued ordinary share capital of TII, or (iii) becomes eligible under all applicable Indian laws and regulations to hold the Investco 1 Subscription Shares. The strike price under the Investco 1 Holdco Call Option is the fair market value as agreed by the parties or if the parties are unable to agree, as determined in accordance with a pre-agreed formula set out in the agreement granting the option. In consideration of the granting of the Investco 1 Holdco Call Option to the HTIL Group, the HTIL Group has granted the Investco 1 Holdco Put Option to AGCo. The Investco 1 Holdco Put Option may be exercised in the same circumstances as the Investco 1 Holdco Call Option in addition to any time after the HTIL Group has transferred the Investco 1 Subscription Option to a party eligible under all applicable Indian laws and regulations to hold the Investco 1 Subscription Shares or if Investco 1 has received a notice of default under the Investco 1 Term Loan

LETTER FROM THE BOARD

Facility. The strike price under the Investco 1 Holdco Put Option is determined in the same manner as the strike price in respect of the Investco 1 Holdco Call Option. The Directors recognise that to the extent either of the Investco 1 Holdco Put Option or Investco 1 Holdco Call Options is exercised and for the HTIL Group to fully discharge its contractual obligations, it may only agree to a strike price which is equal to the fair market value of the shares of Investco 1 Holdco. If there is doubt as to what such fair market value is, the HTIL Group will not agree to the strike price and the fair market value will then be determined in accordance with the pre-agreed formula.

INVESTCO 2 ACQUISITION

On 1 March 2006, Investco 2 entered into an agreement for, and completed, the acquisition of all TII Shares held by the Kotak Group.

The cash consideration of the Investco 2 Acquisition was substantially funded by the Investco 2 Term Loan Facility secured by pledges over Investco 2’s TII Shares acquired, shares held by ASCo in Investco 2 Holdco and shares held by Investco 2 Holdco in Investco 2, and by the Investco 2 SBLC. The Investco 2 SBLC was issued by the Investco 2 SBLC Issuer at the request of HTIL pursuant to the Investco 2 SBLC Facility. Both the Investco 2 Term Loan Facility and the Investco 2 SBLC Facility are on normal commercial terms.

In consideration of HTIL agreeing to provide to Investco 2 the credit support for the Investco 2 Term Loan and as part of security to HTIL for providing such credit support:

(1)

Investco 2 has granted to the HTIL Group the Investco 2 Subscription Option. Such option is exercisable by the HTIL Group at any time for a period of ten years from 1 March 2006 at a subscription price of par value of Investco 2 shares. In addition, Investco 2 may require the HTIL Group to exercise the Investco 2 Subscription Option if Investco 2 has received a notice of default under the Investco 2 Term Loan Facility; and

(2)

ASCo, an indirect holding company of Investco 2, has granted to the HTIL Group the Investco 2 Holdco Call Option which may be exercised at any time after the HTIL Group (i) has exercised the Investco 2 Subscription Option which would result in the HTIL Group, in aggregate, holding more than 50% of the issued share capital of Investco 2, (ii) has exercised the TII Subscription Option which would result in the HTIL Group, in aggregate, holding more than 50% of the issued ordinary share capital of TII, or (iii) becomes eligible under all applicable Indian laws and regulations to hold the Investco 2 Subscription Shares. The strike price under the Investco 2 Holdco Call Option is the fair market value as agreed by the parties or if the parties are unable to agree, as determined in accordance with a pre-agreed formula set out in the agreement granting the option. In consideration of the granting of the Investco 2 Holdco Call Option to the HTIL Group, the HTIL Group has granted ASCo the Investco 2 Holdco Put Option. The Investco 2 Holdco Put Option may be exercised in the same circumstances as the Investco 2 Holdco Call Option in addition to any time after the HTIL Group has transferred the Investco 2 Subscription Option to a party eligible under all applicable Indian laws and regulations to hold the Investco 2 Subscription Shares or if Investco 2 has received a notice of default under the Investco 2 Term Loan Facility. The strike price under the Investco 2 Holdco Put Option is determined in the same manner as the strike price in respect of the Investco 2 Holdco Call Option. The Directors recognise that to the extent either of the Investco 2 Holdco Put Option or Investco 2 Holdco Call Options is exercised and for the HTIL Group to fully discharge its contractual obligations, it may only agree to a strike price which is equal to the fair market value of the shares of Investco 2 Holdco. If there is doubt as to what such fair market value is, the HTIL Group will not agree to the strike price and the fair market value will then be determined in accordance with the pre-agreed formula.

LETTER FROM THE BOARD

NEW TII SHAREHOLDERS’ AGREEMENT

Following the Reorganisation (and completion of the JKF Preference Share Subscription), the issued TII Shares are held as to 23.97% by Investco 1, 38.78% by Investco 2 and 37.25% by the HTIL Group, the issued TII Preference Shares and JKF Preference Shares are all held by the HTIL Group and such shareholding structure can be diagrammatically represented as follows:

LETTER FROM THE BOARD

At completion of the Reorganisation, the three shareholders of TII and TII entered into the TII Shareholders’ Agreement which, among other things, provides:

(i)

for the grant by TII to the HTIL Group of an option to subscribe for new TII Shares at fair market value as determined below as will represent up to 25% of the enlarged ordinary share capital of TII (the “TII Subscription Option”);

(ii)	for the grant by Investco 1 to the HTIL Group of an option to acquire all TII Shares at fair market value as determined below held by Investco 1 (the “Investco 1 TII Call Option”);

(iii)	for the grant by the HTIL Group to Investco 1 of an option to sell all TII Shares at fair market value as determined below held by Investco 1 (the “Investco 1 TII Put Option”);

(iv)	for the grant by Investco 2 to the HTIL Group of an option to acquire all TII Shares at fair market value as determined below held by Investco 2 (the “Investco 2 TII Call Option”);

(v)	for the grant by the HTIL Group to Investco 2 of an option to sell all TII Shares at fair market value as determined below held by Investco 2 (the “Investco 2 TII Put Option”);

(vi)	so long as TII has the right to appoint two directors to the board of directors of Hutchison Essar, Investco 2 and the HTIL Group shall each have the right to nominate one such director; and

(vii)	Investco 1 and Investco 2 shall at all times be held (whether beneficially or directly) as to 100% by resident Indian citizens.

Each of the TII Subscription Option, the Investco 1 TII Put Option, the Investco 1 TII Call Option, the Investco 2 TII Put Option and the Investco 2 TII Call Option is exercisable at any time at a strike price equal to the fair market value of the TII Shares as agreed by the parties or, failing which agreement, as determined by a specified independent investment bank. The Directors recognise that to the extent any of the above Options is exercised and for the HTIL Group to fully discharge its contractual obligations, it may only agree to a strike price which is equal to the fair market value of the TII Shares. If there is doubt as to what such fair market value is, the HTIL Group will not agree to the strike price and the fair market value will then be determined by the specified independent investment bank.

JKF PREFERENCE SHARE SUBSCRIPTION

On 2 March 2006, CGP, an indirect wholly owned subsidiary of HTIL, entered into an agreement for, and subsequently completed, the subscription of 7,500 new JKF Preference Shares at a cash subscription price of INR7,500 million (approximately US$167.5 million or HK$1,300 million). The subscription price was paid in full at the time of subscription. The JKF Preference Shares are non-voting (except in limited defined circumstances), redeemable 20 years after allotment, non-convertible with a redemption premium of 13% per annum compounded and subject to a fixed dividend of INR10 per annum per JKF Preference Share.

ASSETS ACQUIRED OR DISPOSED OF

The audited net profits before and after taxation and extraordinary items (“NPBTE” and “NPATE” respectively) of TII and JKF for the financial year ended 31 March 2005 was INR432,425 (approximately US$9,800 or HK$76,000) and INR398,425 (approximately US$9,000 or HK$70,000) respectively for TII; and INR101,115,604 (approximately US$2.3 million or HK$17.7 million) and INR93,165,604 (approximately US$2.1 million or HK$16.3 million) respectively for JKF. The audited NPBTE and the NPATE of TII and JKF for the financial year ended 31 March

LETTER FROM THE BOARD

2004 was INR425,145 (approximately US$9,500 or HK$74,000) and INR391,145 (approximately US$8,800 or HK$68,000) respectively for TII; and INR59,053,839 (approximately US$1.3 million or HK$10.3 million) and INR13,553,839 (approximately US$310,000 or HK$2.4 million) respectively for JKF.

The audited net asset value of TII and JKF as at 31 March 2005 was INR5,657,740,737 (approximately US$127.5 million or HK$989 million) and INR22,654,832 (approximately US$515,000 or HK$4 million) respectively.

The principal activities of both TII and JKF are the holding of investments in Hutchison Essar.

To the best of the knowledge of the Directors, each of Investco 1, Investco 1 Holdco, Investco 2 and Investco 2 Holdco has been acquired for the principal purpose of holding investments in TII, has a par value of INR10 each for their respective shares in their authorised and issued share capital and none of these companies has undertaken any other unrelated commercial activities.

HTIL’S INTERESTS IN HUTCHISON ESSAR

Following the Reorganisation:

(i)

the HTIL Group will continue to hold, through wholly owned subsidiaries, an aggregate direct equity interest of 42.34% of Hutchison Essar and an additional indirect interest through the JV Companies, being non wholly owned subsidiaries of HTIL, which hold an aggregate equity interest of 19.54% of Hutchison Essar; and

(ii)	of that 19.54%, Investco 2 and Investco 1, which are indirectly wholly owned by resident Indian citizens, will have an aggregate equity interest of 12.26% of Hutchison Essar.

Upon the Company exercising its right under the TII Shareholders’ Agreement to appoint one of the two directors that TII is entitled to appoint to the board of directors of Hutchison Essar (as described above), in conjunction with the Company’s current five directors of Hutchison Essar, the Company will have nominated six of the eleven directors on the board of Hutchison Essar.

INFORMATION ABOUT THE PARTIES

AGCo, Investco 1 Holdco and Investco 1 are all connected persons of HTIL by virtue of being associates of Mr. Asim Ghosh, the managing director of Hutchison Essar. AGCo, Investco 1 Holdco and Investco 1 are all investment holding companies.

ASCo, Investco 2 Holdco and Investco 2 are all connected persons of HTIL by virtue of being associates of Mr. Analjit Singh who was a director of Hutchison Essar in the 12 months prior to the Reorganisation. ASCo, Investco 2 Holdco and Investco 2 are all investment holding companies.

Each of the KMCC Group and Komaf is a connected person of HTIL by virtue of being a substantial shareholder in JKF. The KMCC Group is a leading Indian financial services group specialising in banking, insurance, stock broking, mutual funds and investment banking and includes Kotak Mahindra Bank Limited, a bank listed on the stock exchanges of India. Komaf is an investment holding company.

LETTER FROM THE BOARD

FINANCIAL EFFECTS OF THE REORGANISATION

The Board has been advised and has concluded that Investco 1 and Investco 2 will be, and TII (together with the other JV Companies) and Hutchison Essar will continue to be, consolidated as subsidiaries of HTIL under both Hong Kong GAAP and US GAAP following the Reorganisation. With the exception of the increase in liabilities noted below, the Directors do not expect the Reorganisation to have any material adverse effect on the earnings, assets and liabilities of HTIL. It is anticipated that Investco 1 and Investco 2 will be consolidated into the accounts of HTIL which is expected to increase the gross liabilities of the HTIL Group for the financial year ending 31 December 2006 by approximately INR12,854 million (or approximately US$290 million or HK$2,247 million) and increase the cash balances of the HTIL Group by approximately US$62 million (or approximately HK$481 million).

REASONS FOR, AND THE BENEFITS OF, THE TRANSACTIONS

The new FDI Rules require the shareholders of Hutchison Essar to amend their holdings in order to be compliant. All the shareholders of Hutchison Essar have agreed to maintain the Minimum Indian Content of Hutchison Essar in aggregate of 26% and accepted the need to reorganise their own holdings in order to continue to be compliant with the FDI Rules.

The HTIL Group has agreed to provide financial support to TII, Investco 1 and Investco 2 and, in return as part of security to HTIL for providing such support, acquired the right to subscribe or acquire for TII Shares, shares in Investco 1, Investco 1 Holdco, Investco 2 and Investco 2 Holdco in the future.

The Board considers the Transactions to be in the interests of the Indian telecommunications operations of the HTIL Group. The Independent Board Committee has been established to advise the Independent Shareholders in relation to the Transactions. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Transactions. The Independent Board Committee having taken into account the advice from Somerley, considers the terms of the Transactions to be on commercial terms and fair and reasonable and in the interests of the Company and the Shareholders as a whole.

CONNECTED TRANSACTIONS

The Transactions constituted connected transactions for HTIL which are subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules. Under Listing Rule 14A.43, where no Shareholder is required to abstain from voting if HTIL were to convene a general meeting for approval of the Transactions, such independent shareholders’ approval requirements can be satisfied by means of a written independent shareholders’ approval from a closely allied group of Shareholders who together hold more than 50% in nominal value of the Shares giving the right to attend and vote at such general meeting of the Company to approve the Transactions.

HTIL has obtained a written approval of the Transactions from Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited, indirect wholly owned subsidiaries of Hutchison Whampoa Limited and holders of a total of 2,366,869,729 Shares (representing approximately 49.8% in nominal value of the securities giving the right to attend and vote at any general meeting of HTIL) and Cheung Kong Enterprises Limited, a wholly owned subsidiary of Cheung Kong (Holdings) Limited and holder of 23,689,889 Shares (representing approximately 0.498% in nominal value of the securities giving the right to attend and vote at any general meeting of HTIL), being a closely allied group of shareholders of HTIL. HTIL has applied

LETTER FROM THE BOARD

to the Stock Exchange for a waiver from the requirement to hold a general meeting of the HTIL shareholders and permission for the independent shareholders’ approval of the Transactions to be given in writing. The Stock Exchange granted such waiver on 20 March 2006.

In the event the exercise of any of the Investco 1 Holdco Call Option, the Investco 1 Holdco Put Option, the Investco 1 Subscription Option, the Investco 1 TII Call Option, the Investco 1 TII Put Option, the Investco 2 Holdco Call Option, the Investco 2 Holdco Put Option, the Investco 2 Subscription Option, the TII Subscription Option, the Investco 2 TII Call Option and the Investco 2 TII Put Option will constitute a notifiable transaction for HTIL under the Listing Rules then applicable, HTIL will promptly comply with such of the requirements as may arise.

ADDITIONAL INFORMATION

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 17 of this circular which contains the opinion of the Independent Board Committee to the Independent Shareholders regarding the Transactions; and (ii) the letter from Somerley set out on pages 18 to 28 of this circular which contains, among other things, its advice to the Independent Board Committee and the Independent Shareholders in respect of the Transactions.

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,

By order of the Board

Fok Kin-ning, Canning

Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

23 March 2006

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

We refer to the circular of HTIL to the Shareholders dated 23 March 2006 (the “Circular”), of which this letter forms part. Terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

The Independent Board Committee has been established to give an opinion to the Independent Shareholders in respect of the Transactions. Somerley has been appointed as the independent financial adviser to advise us and the Independent Shareholders in connection with the Transactions. Details of its advice, together with the principal facts and reasons taken into consideration in arriving at such advice, are set out in their letter on pages 18 to 28 of the Circular.

Your attention is drawn to the “Letter from the Board” set out on pages 8 to 16 of and the additional information set out in the Appendix to the Circular.

Having taken into account the terms of the Transactions and the advice of Somerley, we consider the Transactions to be on normal commercial terms and fair and reasonable and in the interests of HTIL and the Shareholders as a whole.

Yours faithfully,

The Independent Board Committee

KWAN Kai Cheong        John W. STANTON        Kevin WESTLEY

All the Independent Non-executive Directors

LETTER FROM SOMERLEY

Somerley Limited
Suite 2201, 22nd Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong
23 March 2006

To: The Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in connection with transactions involving the reorganisation of HTIL Group’s attributable interests in Hutchison Essar (the “Reorganisation”). Details of the Reorganisation are contained in the circular to the Shareholders dated 23 March 2006 (the “Circular”), of which this letter forms part, and are summarised below. Unless otherwise defined herein, terms and expressions used in this letter shall have the same meanings as ascribed thereto in the Circular. The purpose of the Circular and this letter is to provide further information on the Reorganisation and to give Independent Shareholders an opinion on whether the terms of the Transactions included in the Reorganisation are on normal commercial terms and are fair and reasonable and the entering into of the Transactions is in the interests of HTIL and the Shareholders as a whole, as required under the Listing Rules. Consent of Independent Shareholders holding majority of the Shares in issue for the Transactions has already been obtained in written form and the Transactions have been completed.

The Transactions included in the Reorganisation constitute connected transactions of the Company. Of the parties to the Reorganisation, AGCo is wholly owned by Mr. Asim Ghosh who is the managing director of Hutchison Essar and ASCo is wholly owned by Mr. Analjit Singh, who was a director of Hutchison Essar in the 12 months prior to the Reorganisation (falling within the definition of a connected person of HTIL under the Listing Rules). The Kotak Group was also connected by virtue of being substantial shareholders of HTIL’s subsidiary at the time of entering into agreements relating to the Reorganisation.

HTIL has obtained written approval of the Reorganisation from holders of approximately 50.3% of the Shares in issue. The Independent Shareholders in question are two indirect wholly owned subsidiaries of Hutchison Whampoa Limited holding a total of 2,366,869,729 Shares (approximately 49.8% of the Shares) and a wholly owned subsidiary of Cheung Kong (Holdings) Limited and holder of 23,689,889 Shares (representing approximately 0.498% of the Shares), being a closely allied group of Shareholders. HTIL has applied to the Stock Exchange for a waiver (the “Waiver”) from the requirement to hold a general meeting of the Shareholders and for permission for the Independent Shareholders’ approval of the Reorganisation to be given in writing. The Stock Exchange granted the Waiver on 20 March 2006.

The Independent Board Committee, comprising Messrs. Kwan Kai Cheong, John W. Stanton and Kevin Westley who are independent non-executive Directors, has been formed to give an opinion to the Independent Shareholders in respect of the Transactions. We have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

LETTER FROM SOMERLEY

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the directors and management of HTIL, which we have assumed to be true, accurate and complete. We have sought and received confirmation from the Directors that to their best knowledge all material relevant information has been supplied to us and no material facts have been omitted which would make any statements made to us misleading. We consider that the information we have received is sufficient for us to reach the opinion set out at the end of this letter and to justify our relying on such information. We have no reason to doubt that the information provided to us is true and accurate or that any material information has been omitted or withheld. However, we have not conducted any independent investigation into the business and financial position of the HTIL Group.

BUSINESS AND FINANCIAL RESULTS OF THE HUTCHISON ESSAR GROUP

(i)	Business

As of 31 December 2005, Hutchison Essar and its subsidiaries (the “Hutchison Essar Group”) provided mobile telecommunication services using GSM technology in 13 circles (out of a total of 23 circles) in India. In January 2006, the Hutchison Essar Group expanded its operating circles to 16 through the acquisition of BPL Mobile Cellular Limited (“BCL”) which operates in 3 other circles under the BPL brand.

In 1994, Hutchison Essar was awarded a licence to provide mobile telecommunication services in Mumbai and commercial operations began in 1995. In 2000, interests were acquired in operating companies in Delhi, Kolkata and the state of Gujarat to operate mobile telecommunication services. In August 2001, a successful bid was made for three licences to provide mobile telecommunication services in the key high-technology metropolitan areas of Karnataka (which includes Bangalore), Chennai and Andhra Pradesh (which includes Hyderabad). A licence was acquired for Punjab in November 2003 and for Uttar Pradesh (West) and West Bengal in February and March 2004 respectively. In August 2003, licences to provide mobile telecommunication services in the three service areas of Uttar Pradesh (East), Haryana and Rajasthan were acquired. In January 2006, the Hutchison Essar Group completed the acquisition of BCL which operates in Maharastra and Goa, Tamil Nadu and Prondicherry, and Kerala.

Hutchison Essar is India’s third largest private mobile telecommunication operator based on monthly market share data published by the Cellular Operators’ Association of India and the Association Of Unified Telecom Service Providers Of India (formerly the Association of Basic Telecom Operators). As of 31 December 2005, it had in total 11.4 million subscribers in the 13 circles under the Hutch brand.

LETTER FROM SOMERLEY

Set out below is the existing group structure of the Hutchison Essar Group:

Note:	Essar Teleholdings Limited and its subsidiaries still hold a minority shareholding of 0.185% in Hutchison Essar South Limited which Hutchison Essar Mobile Services Limited has an option to acquire.

(ii)	Financial results

Set out below is financial information on the Hutchison Essar Group extracted from consolidated financial statements for the two years ended 31 December 2003 and 2004 being prepared under the US GAAP:

	Year ended 31 December 2004			Year ended 31 December 2003
	INR million	HK$	million	INR million	HK$	million

Results

Revenue	25,870		4,523	41,287		7,218

Income before income taxes and minority interests	2,218		388	4,963		868

Net income after income taxes and minority interests	834		146	3,185		557

Balance sheets

Total debts	22,449		3,925	26,088		4,561

Total assets	65,735		11,492	78,632		13,747

Total debts/total assets	34.2%			33.2%

The Hutchison Essar Group has announced plans to acquire BPL Mobile Communications Limited (“BMCL”) and Essar Spacetel Limited (“Spacetel”). BMCL provides mobile telecommunication services using GSM technology in Mumbai. Spacetel has applied for telecommunication service licences in another 7 circles.

LETTER FROM SOMERLEY

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion on the terms of the Transactions, we have taken into consideration the following principal factors and reasons:

1.	Reasons for the Reorganisation

The Reorganisation is designed to achieve the following objectives:

(i)	Compliance with new FDI Rules

The Indian Government has announced new rules governing foreign direct investment in mobile telecommunications operators in India (the “FDI Rules”). Under the new FDI Rules, the ceiling for foreign direct investment was increased from 49% to 74%, but the definition of foreign direct investment was also clarified. Previously, the FDI Rules required that the direct holding by a foreign investor could not exceed 49%; now however, all attributable direct and indirect holdings are counted. This affected how the 19.54% indirect interest in Hutchison Essar was treated for FDI Rules purposes.

As a result of the announcement of the new FDI Rules, HTIL and the Kotak Group undertook a review of the holding structure for their respective interests in Hutchison Essar in advance and anticipation of future compliance with the new FDI Rules. This has resulted in the Kotak Group selling its interests in TII and JKF for cash and HTIL allowing its holding in TII to be diluted in the first instance. In addition, the remaining interests in JKF, UMTI and Telematics not already held by TII were bought out so that they become wholly owned by TII. TII is now a tri-party joint venture and becomes directly and indirectly interested in the entire 19.54% interest in Hutchison Essar after the Reorganisation. By a series of option arrangements described below, HTIL has the right, subject inter alia to Indian rules and regulations, to substantially increase the interests in TII it does not currently own.

(ii)	Preparation for separate listing

The intention to seek a separate listing for its Group’s Indian operation was set out in HTIL’s prospectus dated 30 September 2004. From that perspective, the Transactions serve to simplify the shareholding structure of Hutchison Essar and facilitate its proposed separate listing.

LETTER FROM SOMERLEY

2.	Structure prior to the Reorganisation

The shareholding structure of Hutchison Essar before the Reorganisation may be illustrated as follows:

As set out in the above chart, prior to the Reorganisation, HTIL Group had a 42.34% direct interest and an indirect interest held through the JV Companies established between the HTIL Group and the Kotak Group that held 19.54% of Hutchison Essar. HTIL Group held options which, if exercised, would have enabled it to acquire effectively 100% interest in the JV Companies which collectively hold the 19.54% indirect interest in Hutchison Essar. In addition, the HTIL Group held further economic interests in Hutchison Essar through the TII Preference Shares. The TII Preference Shares are non-voting (except in limited defined circumstances), redeemable 20 years after allotment, with a redemption premium of 13% per annum compounded and have an aggregate redemption value equivalent to approximately US$337 million on the next premium accrual date in April 2006. Pursuant to the applicable accounting rule and because HTIL Group was effectively taking the majority of the economic risks and rewards as regards the JV Companies (through loans and preference shares), the results of Hutchison Essar have been consolidated into the HTIL Group’s financial statements.

LETTER FROM SOMERLEY

3.	Elements in the Reorganisation

(i)	Simplification of the shareholdings in the JV Companies

Telematics, UMTI and JKF have become direct or indirect wholly owned subsidiaries of TII. This has been achieved through the following transactions (together the “TII Transactions”):

(a)	the acquisition by TII of a 64% interest in JKF from the Kotak Group at a price equivalent to approximately US$50.6 million;

(b)	the acquisition by JKF of a 49% interest in UMTI from the HTIL Group at a price equivalent to approximately US$72 million; and

(c)	the acquisition by UMTI of a 49% minority interest in Telematics from the HTIL Group at a price equivalent to approximately US$140 million.

Partial funding for these transactions was provided by the HTIL Group subscribing for the new JKF Preference Shares at a cash subscription price of approximately US$167.5 million. The JKF Preference Shares are redeemable in 20 years and have a redemption premium of 13% per annum compounded. Other funding was provided from existing cash/facilities plus a loan from TII to JKF. HTIL received proceeds of US$212 million and a loan of US$20 million advanced to UMTI is planned to be repaid in June 2006.

TII becomes interested in the entire 19.54% interest in Hutchison Essar after the Reorganisation.

(ii)	Subscription of new shares in TII

Investco 1, controlled by Mr. Asim Ghosh, has subscribed for the equivalent of approximately US$110.4 million worth of new TII Shares. This has resulted in Investco 1 becoming interested in 23.97% of the enlarged TII Shares. The subscription was funded through loan facilities secured substantially through support from the HTIL Group.

(iii)	Purchase of the Kotak Group’s existing interest in TII

Investco 2, controlled by Mr. Analjit Singh, has purchased Kotak Group’s existing 51% interest in TII Shares. The purchase was funded by Investco 2 through loan facilities of approximately US$179 million secured substantially through support from the HTIL Group.

Upon completion of all of the above transactions, the HTIL Group remains directly interested in 42.34% of Hutchison Essar and indirectly interested (on an attributable basis) in approximately 7.3% (a reduction of approximately 4%) of Hutchison Essar through TII and its subsidiaries (the “TII Group”). Investco 1 and Investco 2, which are wholly owned by resident Indian citizens, together hold an attributable 12.26% interest in Hutchison Essar.

(iv)	Option arrangements

The HTIL Group has entered into various option arrangements, which will enable HTIL to increase its holding in the relevant companies and allow the resident Indian shareholders to sell their shares, subject to compliance with Indian rules and regulations.

(a)	Investco 1 and Investco 2 Subscription Options

LETTER FROM SOMERLEY

As part of the security granted to HTIL in return for providing certain credit support, the HTIL Group has the right, exercisable for 10 years from 1 March 2006, to subscribe for additional share capital of Investco 1 and Investco 2 respectively at par value.

(b)	Investco Holdco Put and Call Options

Put and call options are in place covering the existing shares of the holding companies of Investco 1 and Investco 2, exercisable as set out in the option agreements. The exercise price is fair market value as agreed between the parties or, if the parties are unable to agree, as determined in accordance with a pre-agreed formula.

(c)	Options over TII Shares

HTIL has the right to subscribe for new TII Shares representing up to 25% of the enlarged ordinary share capital of TII. When added to HTIL’s 37.25% stake (which would be diluted), this would increase HTIL Group’s interest in TII to up to approximately 53%. There are also put and call options at the TII level, whereby HTIL has been granted the right to acquire all the TII Shares held by Investco 1 and Investco 2. These companies have also been granted the right to put their TII Shares to the HTIL Group.

The options referred to in sub-paragraph (c) above are exercisable at any time (subject to Indian rules and regulations) at a strike price equal to the fair market value of the TII Shares as agreed by the parties or, failing agreement, as determined by a specified independent investment bank.

As set out in the relevant options agreements, the exercise prices for the various options are based on either:

(a)	par value; or

(b)	fair market value as agreed between the parties, failing which in accordance with a pre-agreed formula; or

(c)	fair market value as agreed between the parties, failing which as determined by the specified independent investment bank.

In our opinion, if HTIL wishes to increase its ownership of TII, the most straightforward method will be by means of exercise of the Investco 1 Holdco and Investco 2 Holdco Call Options. However, as an alternative, if HTIL Group chooses to exercise the Investco 1 and Investco 2 Subscription Options, the Investco 1 Holdco and Investco 2 Holdco Call Options would still need to be exercised to acquire the minority interests in Investco 1 and Investco 2 which would still be held by AGCo and ASCo through Investco I Holdco and Investco 2 Holdco. The Investco Holdco Put and Call Options incorporate a pre-agreed pricing formula failing agreement on fair market value. We have reviewed the pre-agreed formula which, in our opinion, is fair and reasonable.

There are also various options relating to TII Shares. These options are exercisable at a strike price equal to the fair market value of the TII Shares as agreed by the parties or, failing agreement, as determined by a specified independent investment bank. The possibility of referral to an expert may introduce some uncertainty, compared to the adoption of a pre-agreed formula. Consequently, the Investco Holdco Put and Call Options, in our opinion, offer the most effective route for HTIL to increase its stake in TII, should it become permitted to do so.

LETTER FROM SOMERLEY

The option agreements put the parties under an obligation in the first instance to determine fair market value as the basis of the exercise prices. The HTIL Group has confirmed that if there is doubt as to what such fair market value is, it will not agree to the exercise prices and the fair market value will then be determined by reference to a pre-agreed formula (in the case of the Investco Holdco Put and Call Options) and by the specified independent investment bank (in the case of options relating to TII Shares). We consider it is in the interests of HTIL and its Shareholders that these options arrangements exist. Based on the principles by which the price will be determined, we consider the terms of the options, including the pricing basis, are fair and reasonable insofar as HTIL and its Shareholders are concerned.

4.	Structure after the Reorganisation

The ownership structure after the Reorganisation and the countries of incorporation of the various companies are shown in the chart below:

LETTER FROM SOMERLEY

The interests in Hutchison Essar held by TII, JKF, UMTI and Telematics (in aggregate approximately 19.54%) are unchanged from the position shown in the chart of the structure before the Reorganisation. However, as can be seen, the holding structure of those companies under TII is greatly simplified, JKF, UMTI and Telematics having become wholly-owned subsidiaries of TII.

5.	Pricing basis for the Reorganisation

The consideration for the transfer of shareholdings in the intermediate holding companies of Hutchison Essar (that is TII, JKF, UMTI and Telematics) involved in the Reorganisation was arrived at based on the audited net asset value of the respective intermediate holding companies as at 31 December 2005, as adjusted for an implied value of Hutchison Essar’s ordinary shares agreed between the parties for the purpose of the Reorganisation of US$6 billion. In the case of TII, its audited net asset value is also adjusted for the present value of the TII Preference Shares held by the HTIL Group. The TII Preference Shares, which pay a nominal dividend, will be redeemed in 20 years’ time at a redemption premium of 13% per annum compounded. We consider the adjusted net asset value basis as set out above is fair and reasonable.

The US$6 billion is an agreed implied value of Hutchison Essar’s equity for the purpose of the Reorganisation. It was reached after arm’s length negotiation and does not represent an estimate of the equity value of Hutchison Essar by its management or the market. We have cross checked the agreed implied value against the market value of a comparable company and values implied by certain comparable market transactions. We consider that the US$6 billion agreed implied value is within the market range.

6.	Effects of the Reorganisation on the HTIL Group

(i)	Effect on HTIL’s interests in Hutchison Essar

Following the Reorganisation, the HTIL Group continues to hold, through wholly-owned subsidiaries, a direct equity interest of 42.34% of Hutchison Essar. The Reorganisation did not affect this direct holding. The Reorganisation only applied to the holding structure of the 19.54% indirect interest in Hutchison Essar. Upon completion of the Transactions, the HTIL Group becomes indirectly interested (on an attributable basis) in approximately 7.3% (a reduction of approximately 4%) of Hutchison Essar through the TII Group (which holds in aggregate approximately 19.54% in Hutchison Essar). However, as part of the Reorganisation, the HTIL Group subscribed for the JKF Preference Shares at a cash subscription price of US$167.5 million. The JKF Preference Shares are redeemable in 20 years and have a redemption premium of 13% per annum compounded. This will represent a significant additional claim receivable by the HTIL Group on the dividend flows generated by Hutchison Essar in future.

The JV Companies and Hutchison Essar will continue to be consolidated as subsidiaries of HTIL under both Hong Kong GAAP and US GAAP following the Reorganisation due to the applicability of the relevant accounting rule and HTIL effectively taking the majority of the economic risks and rewards. In addition, Investco 1 and Investco 2 will be consolidated into the accounts of HTIL. Prior to the Reorganisation, the indirect attributable interest held by Kotak Group was counted as a minority interest in the consolidated accounts the HTIL Group. After the Reorganisation, the entire 19.54% indirect holding in Hutchison Essar (including the approximately 12.26% attributable to Investco 1 and Investco 2) will be counted as interests of the HTIL Group in accounting terms.

LETTER FROM SOMERLEY

Options were held by HTIL prior to the Reorganisation which, if exercised, would have entitled the HTIL Group, in effect, to acquire the attributable interests in Hutchison Essar previously held by the Kotak Group. Similarly, following the Reorganisation, there are arrangements in place for HTIL to acquire the approximately 12.26% attributable interests in Hutchison Essar held by the Indian shareholders of TII.

The HTIL Group has acquired additional economic interests in Hutchison Essar through the subscription of the JKF Preference Shares, which have a 13% redemption premium compounded annually, and continues to hold the TII Preference Shares which have the same redemption provisions.

On the above basis, we consider that the Reorganisation, in overall terms, has not had a material adverse impact on the effective level of HTIL’s interests in Hutchison Essar.

(ii)	Net assets

Taking into account (i) the external funding required for the Investco 1 Subscription and the Investco 2 Acquisition of an aggregate sum of US$290 million; (ii) the external funding required for part of the consideration of the acquisition of 49% interests in UMTI by JKF of US$12 million; and (iii) the cash retained by the HTIL Group, the net debts of the HTIL Group (including Investco 1 and Investco 2 as subsidiaries) after the Reorganisation have increased by US$230 million (approximately HK$1,785 million). This represents approximately 7% of the net debts of the HTIL Group as at 31 December 2005, which we consider acceptable.

Save for the increase in net debts as mentioned above, the Directors do not expect the Reorganisation to have any material adverse effect on the assets and liabilities position of HTIL.

(iii)	Analysis of gearing of the HTIL Group

As at 31 December 2005, the net debts of the HTIL Group were approximately US$3,130 million (approximately HK$24,256 million) and the ratio of its net debts over total assets was approximately 40.7%. Taking into account the increase in net debts of approximately US$230 million (approximately HK$1,785 million) as mentioned above and the goodwill arising as a result of the Reorganisation, the ratio of net debts over total assets of the HTIL Group after the Reorganisation has become 42.2%.

Taking into account the HTIL Group’s additional claim to Hutchison Essar’s dividend flow through subscription of the JKF Preference Shares, we consider that the increase in the gearing ratio of the HTIL Group acceptable in the context of the Reorganisation.

(iv)	Board composition of Hutchison Essar

Upon the Company exercising its right under the TII Shareholders’ Agreement to appoint one of the two directors TII is entitled to appoint to the board of directors of Hutchison Essar, in conjunction with the Company’s current five directors of Hutchison Essar, the Company will have nominated six of the eleven directors on the board of Hutchison Essar.

LETTER FROM SOMERLEY

DISCUSSION AND ANALYSIS

The size and structure of HTIL’s investment in Hutchison Essar, a company incorporated in India and licensed to undertake mobile telecommunications operations in India, are governed by the FDI Rules. These rules changed in 2005 in such a way that the previous structure, involving JV Companies majority owned by Indian citizens, was no longer in compliance with the new FDI Rules, given the attributable foreign interests of the other shareholders in Hutchison Essar. Affected groups were given until 2 July 2006 to comply. Consequently, it was necessary for HTIL and the other shareholders of Hutchison Essar to agree to reorganise their shareholdings.

In addition to compliance with the FDI Rules, in anticipation of the expected IPO of Hutchison Essar, HTIL wished to simplify the structure of its indirect holdings as far as possible. This has been achieved with the only outside interests now being in TII, as opposed to the previous structure with outside interests in each of the holding companies in the chain. As noted above, HTIL has options over various levels of the shareholding structure of TII which provide the opportunity to increase its attributable indirect holding in Hutchison Essar as and when circumstances allow. The pricing of the options is at par in the case of subscription of new shares in Investco 1 and Investco 2. In the case of the Investco Holdco Put and Call Options, which we consider more likely to be exercised, the pricing is based on agreed fair market value or a pre-agreed formula. In the case of options relating to TII Shares, the pricing is based on agreed fair market value or independent expert opinion. The HTIL Group has confirmed that if there is doubt as to what such fair market value is, it will not agree to the exercise prices and the fair market value will then be determined by reference to a pre-agreed formula (in the case of the Investco Holdco Put and Call Options) and by the specified independent investment bank (in the case of options relating to TII Shares). Consequently, we consider the terms of the options and the pricing basis fair and reasonable insofar as HTIL and its Shareholders are concerned.

In arriving at the consideration for the Transactions, an implied value of US$6 billion has been ascribed to 100% of the equity of Hutchison Essar. This value is within the market range of the comparable transactions and the comparable company that we have researched.

The effects of the Transactions on HTIL are summarised above. We do not consider them significant in the context of the HTIL Group as a whole. HTIL’s direct 42.34% interest in Hutchison Essar remains unchanged. TII, holding the 19.54% indirect stake, will continue to be consolidated into the accounts of HTIL and Investco 1 and Investco 2 will also be so consolidated based on the application of the relevant accounting rule. This will lead to an approximately US$230 million (approximately 7%) increase in the net debts of the HTIL Group. In cash flow terms, HTIL has subscribed US$167.5 million for the JKF Preference Shares but received US$212 million back from the sale of its interests in UMTI and Telematics and will receive a loan repayment of US$20 million in June 2006.

OPINION

Based on the above principal factors and reasons, we consider that the Transactions are on normal commercial terms which are fair and reasonable to the Shareholders and the entering into of the Transactions is in the interests of HTIL and the Shareholders as a whole.

If a general meeting of the Shareholders were to be held for the purpose of considering and, if thought fit, approving the Transactions, we would recommend the Independent Shareholders to vote in favour of approving the Transactions.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
M.N. Sabine
Chairman

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	LITIGATION

As at the Latest Practicable Date and save as disclosed below, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claims of material importance is pending or threatened against the Company or any of its subsidiaries.

India

The sales tax authorities of India have claims against the HTIL Group for sales taxes payable on revenues earned from airtime, activation fees and/or monthly rentals. The claims to date amount to approximately HK$130 million. The HTIL Group has been successful in obtaining Court orders restraining any further action by the sales tax authorities pending a final ruling on this matter by the Supreme Court of India. The Supreme Court of India has issued a ruling on similar claims in favour of the telecommunication operators and the HTIL Group considers that the sales authorities’ claims are without foundation and is vigorously defending all claims. No provision has been made as it is expected that the HTIL Group will be successful in its defence against all claims.

3.	DIRECTORS’ INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code

APPENDIX	GENERAL INFORMATION

for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and short positions in the Shares, underlying shares and debentures of the Company

Long positions in the Shares/underlying shares of the Company

Name of Director / Alternate Director	Capacity	Nature of interests	Number of Shares held	Number of underlying shares held	Approximate % of shareholding

Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	–	0.0253%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	–	0.0053%

Frank John Sixt	Beneficial owner	Personal interest	–	255,000 (Note 2)	0.0054%

Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000	–	0.0021%

Chan Ting Yu	Beneficial owner	Personal interest	100,000	–	0.0021%

Nardi, Kar Wai Agnes	Beneficial owner	Personal interest	100,000	–	0.0021%

Naguib Sawiris	Beneficiary of a trust	Other interest	917,759,172 (Note 3)	–	19.31%

John W. Stanton	Interest held jointly with spouse	Other interest	–	105,000 (Note 4)	0.0022%

    Notes:

1.	Such Shares are held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.

2.	17,000 American Depositary Shares (each representing 15 Shares) are held by Mr. Frank John Sixt.

3.

Such Shares are held by a wholly owned subsidiary of Orascom Telecom Holding S.A.E. (“OTH”) which is an indirect non wholly owned subsidiary of February Private Trust Company Limited (“FPT”), which in turn is the trustee of a discretionary trust (“DT”) whose founder is Mr. Nassef Onsi Naguib Sawiris. Mr. Naguib Sawiris, his spouse and children are beneficiaries of the DT. Please also see Note 12 to Section 4(II) below.

4.	7,000 American Depositary Shares (each representing 15 Shares) are held jointly by Mr. John W. Stanton and his spouse.

APPENDIX	GENERAL INFORMATION

(II)	Interests and short positions in the Shares, underlying shares and debentures of the associated corporations of the Company

Long positions in the shares of the associated corporation of the Company

As at the Latest Practicable Date, Mr. Fok Kin-ning, Canning held corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.147% of the then issued share capital, in Partner Communications Company Ltd. through a company which is equally controlled by Mr. Fok and his spouse.

(III)	Directors’ rights to acquire Shares

As at the Latest Practicable Date, the Directors’ interests in the share options granted pursuant to the Share Option Scheme to subscribe for Shares which remain outstanding are summarised below:

Name of Director/ Alternate Director	Date of grant of share options(1)	Number of share options held as at the Latest Practicable Date	Exercise period of share options	Exercise price of share options(2) HK$

Dennis Pok Man Lui	8.8.2005	13,500,000	8.8.2006 to 7.8.2015	8.70

Tim Lincoln Pennington	8.8.2005	5,000,000	8.8.2006 to 7.8.2015	8.70

Chan Ting Yu	8.8.2005	5,000,000	8.8.2006 to 7.8.2015	8.70

Woo Chiu Man, Cliff	8.8.2005	3,500,000	8.8.2006 to 7.8.2015	8.70

Nardi, Kar Wai Agnes	8.8.2005	4,000,000	8.8.2006 to 7.8.2015	8.70

Total		31,000,000

Notes:

(1)

The share options will be vested according to a schedule, namely, as to as close to 1/3 of the Shares which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date.

(2)	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the Share Option Scheme, in the event of an alteration in the capital structure of the Company.

APPENDIX	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company and their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

4.	INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

So far as is known to any Directors or chief executive of the Company, as at the Latest Practicable Date, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interest or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange:

(I)	Interests and short positions of substantial shareholders in the Shares and underlying shares of the Company

Long positions in the Shares

Name	Capacity	Number of Shares held		Approximate % of shareholding
Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	(i) Beneficial owner (ii) Interest of a controlled	2,178,903,076 (Note 1) 187,966,653 (Note 1)	) ) ) )
	corporation		)	49.8%

Hutchison Telecommunications Limited (“HTL”)	Interest of controlled corporations	2,366,869,729 (Note 1)		49.8%

Hutchison International Limited (“HIL”)	Interest of controlled corporations	2,366,869,729 (Note 1)		49.8%

Hutchison Whampoa Limited (“HWL”)	Interest of controlled corporations	2,366,869,729 (Note 1)		49.8%

Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled corporations	2,418,962,316 (Note 2)		50.9%

APPENDIX	GENERAL INFORMATION

Name	Capacity	Number of Shares held	Approximate % of shareholding

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)	Trustee	2,418,962,316 (Note 3)	50.9%

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)	Trustee and beneficiary of a trust	2,418,962,316 (Note 4)	50.9%

Li Ka-Shing Unity Trustcorp Limited (“TDT2”)	Trustee and beneficiary of a trust	2,418,962,316 (Note 4)	50.9%

Li Ka-shing (“Mr. Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	2,419,115,596 ) (Note 5) )
	(ii) Interest of controlled corporations	27,513,355 ) (Note 6) )	51.48%

Orascom Telecom Eurasia Limited (“OTE”)	Beneficial owner	917,759,172 (Note 7)	19.31%

OTH	Interest of a controlled corporation	917,759,172 (Note 7)	19.31%

Weather Capital Sarl (“WCS”)	Interest of controlled corporations	917,759,172 (Note 7)	19.31%

Weather Investments S.p.A. (“WIS”)	Interest of controlled corporations	917,759,172 (Note 7)	19.31%

Weather Investments II Sarl (“WI II”)	Interest of controlled corporations	917,759,172 (Note 7)	19.31%

April Holding (“AH”)	Interest of controlled corporations	917,759,172 (Note 7)	19.31%

FPT	Interest of controlled corporations and trustee	917,759,172 (Note 8)	19.31%

APPENDIX	GENERAL INFORMATION

Name	Capacity	Number of Shares held	Approximate % of shareholding

Mr. Nassef Onsi Naguib Sawiris	Founder of a discretionary trust	917,759,172 (Note 9)	19.31%

Short positions in the underlying shares of the Company
Name	Capacity	Number of underlying shares of the Company held	Approximate % of shareholding

HTIHL	Beneficial owner	175,326,456 (Note 10)	3.69%

HTL	Interest of a controlled corporation	175,326,456 (Note 10)	3.69%

HIL	Interest of controlled corporations	175,326,456 (Note 10)	3.69%

HWL	Interest of controlled corporations	175,326,456 (Note 10)	3.69%

CKH	Interest of controlled corporations	175,326,456 (Note 10)	3.69%

TUT1	Trustee	175,326,456 (Note 10)	3.69%

TDT1	Trustee and beneficiary of a trust	175,326,456 (Note 10)	3.69%

TDT2	Trustee and beneficiary of a trust	175,326,456 (Note 10)	3.69%

Mr. Li	Founder of discretionary trusts and interest of controlled corporations	175,326,456 (Note 10)	3.69%

APPENDIX	GENERAL INFORMATION

(II)	Interests and short positions of other person in the Shares and underlying shares of the Company

Long positions in the Shares

Name		Capacity	Number of Shares held	Approximate % of shareholding

JPMorgan Chase &	(i)	Beneficial owner	292,853 )
Co. (“JCC”)	(ii)	Investment	116,440,000 )
manager
	(iii)	Approved	121,698,157 )
		lending agent	(Note 11) )	5.02%

Notes:

1.

HTIHL is a direct wholly owned subsidiary of HTL, which in turn is a direct wholly owned subsidiary of HIL, which in turn is a direct wholly owned subsidiary of HWL. By virtue of the SFO, HWL, HIL and HTL are deemed to be interested in the 2,178,903,076 Shares and 187,966,653 Shares held respectively by HTIHL and a wholly owned subsidiary of HTIHL. Please also see Note 12 below.

2.

Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested as a substantial shareholder of the Company under the SFO. CKH is also interested in the share capital of the Company through certain wholly owned subsidiary companies of CKH. Please also see Note 12 below.

3.

TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 12 below.

4.

Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 12 below.

5.

Mr. Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr. Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr. Li is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 12 below.

6.	Such shares are held by companies of which Mr. Li is interested in the entire issued share capital.

7.

OTE is a direct wholly owned subsidiary of OTH, which in turn is a non wholly owned subsidiary of WCS, which in turn is a wholly owned subsidiary of WIS, which in turn is a non wholly owned subsidiary of WI II, which in turn is a non wholly owned subsidiary of AH. The 917,759,172 Shares

APPENDIX	GENERAL INFORMATION

were subject to a share charge created in favour of HTIHL as security for OTE’s obligation to repay a promissory note it issued on 21 December 2005 in favour of HTIHL. Such security was released on 28 February 2006 on due repayment of the promissory note. Please also see Note 12 below.

8.

AH is a wholly owned subsidiary of FPT. By virtue of the SFO, FPT, as trustee of a discretionary trust (“DT”), is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which OTE is taken to be interested as a substantial shareholder of the Company under the SFO. Please also see Note 12 below.

9.

Mr. Nassef Onsi Naguib Sawiris is the founder of the DT and is taken to have a duty of disclosure in relation to the Shares under the SFO. He is also deemed to be interested in the Shares in which the DT is taken to have a duty of disclosure under the SFO. Please also see Note 12 below.

10.

Such underlying shares of the Company are held by virtue of a call option granted over such shares by HTIHL in favour of OTE. Such call option was granted pursuant to a shareholders’ agreement dated 21 December 2005, which was made pursuant to a sale and purchase agreement dated 21 December 2005 for the sale of 917,759,172 Shares held by HTIHL to OTE.

11.

Certain subsidiary companies of JCC and JCC together hold 5% or more of the issued share capital of the Company. By virtue of the SFO, JCC is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company.

12.

According to the disclosures made to the Company pursuant to and solely for the purposes of the SFO, each of Mr. Li, CKH, TUT1, TDT1, TDT2, HTIHL, HTL, HIL and HWL appeared to be taken as being interested in the 917,759,172 Shares beneficially owned by OTE and controlled exclusively by OTE and OTH, and each of Mr. Naguib Sawiris, OTH, OTE, WCS, WI II, FPT and Mr. Nassef Onsi Naguib Sawiris appeared to be taken as being interested in the 2,366,869,729 Shares beneficially owned by HTIHL (and its controlled corporation) and controlled exclusively by HWL, HIL, HTL and HTIHL, all as a result of the application of Sections 317 and 318 of the SFO by virtue of HWL, HTIHL, OTH and OTE being parties to a shareholders’ agreement dated 21 December 2005 that imposes obligations or restrictions on any party with respect to their use, retention or disposal of their Shares even though no Shares have been acquired in pursuance of that agreement.

Save as disclosed above, as at the Latest Practicable Date, there was no other person (other than the Directors or chief executive of the Company) who had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange.

5.	NO MATERIAL ADVERSE CHANGE

The Directors believe there has been no material adverse change in the financial or trading position of the HTIL Group since 31 December 2005, being the date to which the latest published audited accounts of HTIL have been made up.

6.	DIRECTORS’ SERVICE CONTRACTS

None of the Directors has, or is proposed to have, a service contract with any member of the HTIL Group (excluding contracts expiring or determinable by the employer within one year without compensation (other than statutory compensation)).

7.	DIRECTORS’ INTEREST IN ASSETS/CONTRACTS AND OTHER INTEREST

None of the Directors has any interest, direct or indirect, in any assets which have, since 31 December 2005, being the date of the latest published audited accounts of the HTIL Group, been acquired or disposed of or by or leased to any member of the HTIL Group or are proposed to be acquired or disposed of by or leased to any member of the HTIL Group.

APPENDIX	GENERAL INFORMATION

None of the Directors was materially interested in any contract which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the HTIL Group taken as a whole.

8.	QUALIFICATIONS OF COMPANY SECRETARY AND QUALIFIED ACCOUNTANT

The Company Secretary of the Company is Ms. Edith Shih. Ms. Shih holds a Bachelor of Science degree in Education and a Master of Arts degree from the University of Philippines, a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is qualified to practise law in Hong Kong, England and Wales and Victoria, Australia and is a Fellow of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

The Qualified Accountant of the Company is Mr. Mark Robert Harris. He is a certified public accountant in the State of California, the United States of America. Mr. Harris acquired a Bachelor of Science degree in Business Administration with a concentration in Accounting in 1995 from California Polytechnic State University, San Luis Obispo, California.

9.	REGISTERED OFFICE, HEAD OFFICE, PRINCIPAL PLACE OF BUSINESS AND TRANSFER OFFICE OF THE COMPANY

Registered office:	Century Yard Cricket Square Hutchins Drive P.O. Box 2681 GT George Town Grand Cayman British West Indies

Head office and principal place of	22nd Floor
business:	Hutchison House
10 Harcourt Road
Hong Kong

Principal share registrar and	Butterfield Fund Services (Cayman) Limited
transfer office:	Butterfield House
68 Fort Street
P.O. Box 705
George Town Grand Cayman British West Indies

Hong Kong branch share registrar	Computershare Hong Kong Investor Services Limited
and transfer office:	Rooms 1712 – 1716
17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

APPENDIX	GENERAL INFORMATION

10.	EXPERTS

The following are the qualifications of the expert who has given opinion or advice, which is contained or referred to in this circular:

Name	Qualifications

Somerley

Licensed corporation under the SFO to conduct types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Transactions

As at the Latest Practicable Date, Somerley has given and not withdrawn its consent to the inclusion of its report and/or letter in this circular, and references to its name in the form and context in which it is included.

11.	MISCELLANEOUS

(a)

The HTIL Group is a leading global provider of telecommunications services. The HTIL Group currently operates mobile and fixed telecommunications services in Hong Kong and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

(b)

All documents required under the Listing Rules to be on display will be available for inspection by Shareholders at the business address of HTIL in Hong Kong at 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong from 9:00 a.m. to 5:00 p.m. on any weekday (public holidays excepted) up to and including 6 April 2006, being the last day of a 14-day period commencing on the date of this circular.

(c)	In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.